November 7, 2008

Mail Stop 3561

Mr. H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

RE:                              American States Water Company

Golden State Water Company

Definitive Proxy Statement on Schedule 14A

Filed April 4, 2008

File Nos. 001-14431 and 001-12008

Dear Mr. Owings:

This letter sets forth American States Water Company’s (“AWR”) and Golden State Water Company’s (“GSWC”) responses to the additional comments on the above-referenced filing provided by the staff (the “Staff”) of the Securities and Exchange Commission by letter dated October 17, 2008.  The additional comments arose from the Staff’s review of the Company’s response letter dated September 19, 2008. References in this letter to “Registrant” and/or “the Company” are to AWR and GSWC collectively, unless otherwise specified.

Within this letter, Registrant’s responses to the Staff’s additional comments are indicated below, directly following a restatement of each comment in bold, italicized type.

Definitive Proxy on Schedule 14A

1.                                       We note your response to comment six, eight, nine, 12 and 13 of our letter dated September 9, 2008.  In those responses, you state that in future filings you will enhance and expand your discussion in response to our comments.  Please provide us with your intended disclosure for future filings.

The Company is providing sample enhanced disclosures in future filings based on the following assumptions:

(i)            The objectives of the Company’s compensation program and the policies adopted by the compensation committee are unchanged from the compensation committee’s current policies and procedures;

(ii)           The compensation committee will continue to follow the same subjective process after an overall assessment of all of the factors considered by the committee;

(iii)          No adjustments are made for changes in job responsibilities or position or other circumstances that were not contemplated by the compensation committee at the time compensation was determined by the committee; and

(iv)          There are no changes in the terms of any employment agreement or the form of change in control agreement during the year.

The Company disclosed Mr. Wicks and Mr. George’s employment arrangements in the 2007 proxy statement.  Mr. Wicks has announced his retirement from the Company effective December 31, 2008.  Mr. George has resigned from the Company.  Except for the disclosures required to be made in the 2009 proxy statement regarding changes to the terms of Mr. George’s employment agreement, the Company does not anticipate that any additional disclosures will be needed in future filings since the Company will no longer have any employment agreements with any of its named executive officers.

a.                                       Comment six.

We note that individual officer and team performance are important factors in determining compensation.  Please discuss how the specific forms of compensation are structured and implemented to reflect each named executive officer’s individual performance and/or individual contribution to these items of the registrant’s performance, describing the elements of individual performance and/or contribution that are taken into account.  See Item 402(b)(2)(vii) of Regulation S-K.  Please also further describe “team performance” and discuss how specific forms of compensation are structured to reflect team performance.

Base Salary

The compensation committee generally reviews each named executive officer’s base salary on at least an annual basis.  When determining whether to make adjustments to the base salaries of individual executive officers for [current year], the compensation committee considered the following factors: (i) each individual’s annual cash compensation and total direct compensation for the prior year, and how it related to the compensation paid to executives in the same compensation band at our peer group companies for the prior year, (ii) our expectations of the annual cash compensation and total direct compensation to be paid to executives in the same compensation band at our peer group companies for the year, (iii) the need to adjust base salaries to take into account the effects of inflation, (iv) the need to adjust base salaries to account for dividend equivalent rights that were previously payable with respect to unexercised options and which are no longer granted, (v) a subjective assessment of each individual’s performance during the prior year, including the performance of the areas of our business over which the individual had responsibility, and (vi) a subjective assessment of the executive team’s performance as a whole during the prior year and each individual’s effectiveness working as part of the team.

After consideration of all the factors described above, the base salary of [Name of executive officers]  was increased by [  ]%, [   ]%, [   ]%, [    ]% and [  ]%, respectively.

Please see our response to comment nine below for a discussion of how annual bonuses are structured and implemented to reflect each named executive officer’s individual performance and team performance.  The other elements of our executive compensation program are not generally structured and implemented to reflect individual performance and team performance.

b.                                      Comment eight.

Please elaborate upon the compensation bands you have established for each of your executive officers and how you determined which officers fall into their respective bands.  Explain what the total compensation amounts are for each band and how you arrived at those amounts.

The compensation committee made its decisions regarding compensation to be paid to the named executive officers, in part, based upon a competitive pay analysis prepared by Fredrick W. Cook & Co., or Cook, for the compensation committee of the actual annual cash compensation and total direct compensation paid by companies in the company’s peer group to its named executive officers based on publicly available proxy statement information.  Total direct compensation includes total annual cash compensation and the present value of long-term incentives.  The first compensation band is for actual annual cash compensation and total direct compensation paid to chief executive officers of the company’s peer group.  [Name of executive officer] is the only executive officer in this compensation band.  The second compensation band is for actual annual cash compensation and total direct compensation paid to the second and third most highly paid executive officers of the company’s peer group.  [Name of executive officers], who are [name of position or positions] of the company, are the only named executive officers in the second compensation band.  The third compensation band is for actual annual cash compensation and total direct compensation paid to the fourth and fifth most highly paid executive officers of the company’s peer group.  [Name of executive officers], who are each [name of position or positions] of the company, are the only named executive officers in the third compensation band.  The annual and direct total compensation amounts for each band are the amounts set forth in the Cook report for each compensation band.

Annual cash compensation established by Cook for the company’s peer group at the 75th percentile was $[  ] thousand for the first compensation band, $[   ] thousand for the second compensation band and $[   ] thousand for the third compensation band.  Total direct compensation established by Cook for the company’s peer group at the 75th percentile was $[  ] thousand for the first compensation band, $[   ] thousand for the second compensation band and $[   ] thousand for the third compensation band.

c.                                       Comment nine.

Please discuss the bases for the compensation committee’s approval of annual discretionary cash bonuses for all executive officers and the chief executive officer’s recommendations for annual discretionary cash bonuses for other executive officers.  In this regard, please explain how you take into account “the performance of the company and the performance of each of these executive officers during the prior year,” considering you otherwise do not use any pre-set quantitative performance targets.

Our named executive officers do not participate in a formal annual cash incentive plan.  Instead, any annual cash bonuses paid to the named executive officers for [current year] were determined in the discretion of the compensation committee. When determining whether to pay each named executive officer an annual cash bonus for [current year] and the amount of each named executive officer’s annual bonus, the compensation committee considered the following factors: (i) a subjective assessment of each individual’s performance during the year, including the performance of the areas of our business over which the individual had responsibility, (ii) a subjective assessment of the executive team’s performance as a whole and each individual’s effectiveness working as part of the team, (iii) each individual’s annual cash compensation and total direct compensation for the year, and how it related to the compensation paid to executives in the same compensation band at our peer group companies for the prior year, (iv) our overall financial performance for the year and how it related to our peer group companies and (v) for named executive officers other than our Chief Executive Officer, the recommendations for each individual made by our Chief Executive Officer based on his subjective assessment of the individual’s performance and the company’s performance.

Based on its consideration of these factors, the compensation committee subjectively determined to award discretionary cash bonuses of [percent] of [named executive officer’s] base salary for the year to [him/her].  The compensation committee did not award discretionary cash bonuses to the named executive officers as a group based on team performance.  As a matter of practice, the company does not generally approve a cash bonus to an executive officer that exceeds 10% of the executive’s base salary for the year.  No discretionary cash bonuses exceeded this amount during the [year].

d.                                      Comment 12.

Please include in your narrative disclosure to the summary compensation table and grant of plan-based awards table, an explanation of the amount of salary and bonus in proportion to total compensation.  See Item 402(e) of Regulation S-K.

The compensation committee believes that it is important for the company to offer compensation packages that are comparable to those provided by its peers.  In order to meet this objective, the compensation committee desires to set total direct compensation for each named executive officer within the 60th to 75th percentile of the range of compensation paid to comparable executive officers of companies in the company’s peer group.  The proportion of salary and bonus amounts reported in the Summary Compensation Table to total compensation amounts reported in the Summary Compensation Table for [name of each named executive officer] in [year] was [  ]%, [   ]%, [   ]%, [    ]% and [  ]%, respectively.  The proportion of stock award and option award amounts reported in the Summary Compensation Table to total compensation amounts reported in the Summary Compensation Table for [name of each named executive officer] in [year] was [  ]%, [   ]%, [   ]%, [    ]% and [  ]%, respectively.

e.                                       Comment 13.

With respect to the potential payments upon termination and change in control, please discuss and analyze how the amounts payable were negotiated and how why the company agreed to the specified amounts.

We do not generally provide our named executive officers with severance benefits in connection with actual or constructive terminations of their employment outside of the change in control context. Mr. Wicks was previously entitled to severance benefits under his retention agreement.  However, no severance benefits ever became payable to Mr. Wicks in connection with his retirement.

Consistent with our objectives of aligning the interests of our executive officers with that of shareholders and attracting and retaining talented and experienced executives, each of our currently employed named executive officers has a change in control agreement with the company.  Under the change in control agreements, each such named executive officer will be entitled to severance and other benefits if his or her employment is terminated other than for cause or disability, or if the executive terminates his or her employment for good reason. Each named executive officer’s change in control agreement is based on the company’s form of agreement, which form has been in place since 2005.  As a result, each named executive officer will receive the same types of severance and other benefits, although our chief executive officer and our chief financial officer will generally be entitled to greater amounts of benefits, since the amount of each executive’s severance and other benefits is determined by reference to the executive’s compensation level.  The company believes that change in control agreements of this type enhance shareholder value by eliminating incentives for management to resist a change in control that may be beneficial to shareholders, and also help us attract and retain our executive officers, who otherwise may have an incentive to leave the company due to uncertainty surrounding their position in the event of a change in control.

We also have, from time to time, negotiated termination payments in connection with the resignation of certain executive officers.  In 2008, Mr. Wicks negotiated modifications to Mr. George’s employment agreement in connection with his resignation from the company.  The modifications to the employment agreement were reviewed and approved by the compensation committee.  Among the factors considered by the compensation committee in approving these modifications, were Mr. George’s contributions to the company, any claims that Mr. George might have against the company under the terms of his employment agreement and the general release of claims provided by Mr. George to the company.  We intend to provide further disclosures regarding Mr. George’s employment agreement in the 2009 proxy statement as required by the proxy rules.

2.                                      We note your response to comment seven and 11 dated September 9, 2008.  Please confirm that you will disclosure in future filings the response provided to those comments.

The Company confirms that it will include the substance of the disclosures provided in response to comments seven and 11 in future filings, as applicable.

*    *    *    *

We hereby represent that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the Staff’s additional comments.  If you have any further questions or comments, please direct your questions or comments to the undersigned at (909) 394-3600 extension 647.

Very truly yours,

/s/ ROBERT J. SPROWLS
Robert J. Sprowls
Executive Vice President

cc.                                 Floyd E. Wicks

James L. Anderson

Robert F. Kathol

Eva G. Tang

Gladys M. Farrow

C. James Levin, Esq.

Kirk A. Thorell, PwC